FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of May 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces its 2018 First Quarter Results

2018 Q1: strengthened segment EBITDAs margin

in gradual market improvement

•	IFRS figures[1]: revenue at $246m, OPINC at $(67)m, net income at $647m

•	Segment revenue[2] at $295m, up 18% year-on-year

•	GGR: solid activity increase

•	Equipment: robust Land volume recovery

•	Contractual Data Acquisition: continued challenging market environment

•	Segment EBITDAs[2] at $53m, up 85% year-on-year, an 18% margin

•	Segment OPINC[2] at $(22)m

Financial restructuring plan fully implemented

•	Financial restructuring plan implementation: Full success of the January 2018 rights issue and all new instruments delivered on February 21, 2018

•	Restored capital structure with net debt of $659m at end of March, liquidity of $538m and leverage ratio at 1.7x

Reiterated 2018 outlook

•	Segment revenue[2] expected up at c. $1.5bn +/- 5%

•	Segment EBITDAs[2] margin within 35% to 40% range

•	Multi-Client cash capex at $275/325m with cash prefunding rate above 70% (79% in Q1 2018)

•	Industrial and R&D capex at $100/135m

[1]	Based on transitory IFRS 15 first time application
[2]	Segment figures presented before IFRS 15 and Non-Recurring Charges (NRC)

PARIS, France – May 17th 2018 – CGG (ISIN: FR0013181864 – NYSE: CGG), world leader in Geoscience, announced today its 2018 first quarter unaudited results.

Commenting on these results, Sophie Zurquiyah, CGG CEO, said:

“Our first quarter results are in line with expectations, with solid revenue growth and an improvement in our EBITDAs margin compared to the first quarter of 2017. These results continue to confirm an upward trend initiated in 2017 that is bringing improved volumes to GGR and Equipment. Contractual Data Acquisition activities remain challenged by low demand and deteriorated price conditions.

In the current context of strengthening oil prices, we observe a gradual market improvement, even as the major oil companies remain very cautious in their spending. In this environment, we confirm our revenue growth and EBITDAs margin targets for 2018.

The restructuring of CGG was successfully completed at the end of February and our balance sheet has been restored. My ambition, as the new CEO, and with the commitment of all our teams, is to return CGG to a business of sustainable and profitable growth, paving a new path to success for all our shareholders, clients and employees.”

Post-closing events

•	April 24th: Completion of the first lien refinancing

CGG S.A. announced the issuance by its wholly-owned indirect subsidiary, CGG Holding (U.S.) Inc., of $300 million in aggregate principal amount of 9.000% First Lien Senior Secured Notes due 2023 and €280 million in aggregate principal amount of 7.875% First Lien Senior Secured Notes due 2023. These new first lien senior secured notes represent a total principal amount of $645m at a weighted average coupon of 8.40%. The cumulated savings related to such refinancing over the period running up to February 2021 (original non-call period) amount to c. $70m.

•	April 26th: Renewal of the governance

CGG’s Board of Directors, meeting on April 26, 2018, elected Philippe Salle as Chairman of the Board of Directors. Sophie Zurquiyah took up her position of CEO of the Group and was appointed director by the general meeting on the same day. Since the beginning of the year, CGG Board of Directors has completed the process of renewing its governance with the appointment of 6 new Directors.

Transitory first time application of IFRS 15

The application of IFRS 15 does not result in any significant change to the Group’s revenue recognition policies but for multi-clients pre-commitments. CGG’s preliminary interpretation of the new standard was that the historical method, relying on percentage of completion principles, was the best accounting solution to timely provide a fair vision of the industrial and financial performance of the Company and was compliant with the new IFRS standard. However, our auditors’ technical panel eventually concluded early 2018 that it was not the case.

Following this determination, CGG investigated the merits and the practicability of an alternative revenue recognition policy, based on two performance obligations: one service with revenues to be recognized over time and weighting on average between 80%-95% of total obligations, and one corresponding to the final processed data with revenues to be recognized only upon delivery. This alternative revenue recognition policy has, however, not been endorsed by the Group’s auditors and the regulators of the financial markets where the Group’s securities are listed. In addition, some other seismic players have decided to implement IFRS 15 in Q1 2018 through a revenue recognition policy for pre-commitments based on a single performance obligation and deferring the recognition of revenues upon delivery of final processed data.

In that context and in the absence of a finalized IFRS 15 accounting policy, CGG decided to present a dual approach in the Group’s first quarter 2018 results:

(i)	one set of figures (the “Segment Figures”) corresponding to the figures used for internal management reporting purposes and produced in accordance with the Group’s historical method (percentage of completion) and

(ii)	a second set of figures (the “IFRS” figures) in line with the accounting practice adopted by some other seismic players as described above, with pre-commitment revenue recognized in full only upon delivery of the final data.

CGG intends, through further discussions with its auditors and with the regulators, to continue advocating for the IFRS 15 compliance of the alternative revenue recognition policy described above based on the two distinct performance obligations contained in these contracts. This approach would allow the Company going forward to base its financial communication only on its IFRS accounts rather than on multiple sets of figures. The Company aims to fix a definitive approach with its auditors and the regulators prior to the release of the half-year 2018 financial statements.

Key IFRS Figures - First Quarter 2018

In million $	First Quarter 2017*	Fourth Quarter 2017*	First Quarter 2018
Group Revenue	249.4	400.7	245.6

Operating Income	(96.9)	(8.0)	(67.1)

Equity from investments	2.5	(8.9)	1.3
Net cost of financial debt	(46.8)	(46.8)	(33.2)
Other financial income (loss)	(1.6)	1.0	762.8
Income Taxes	(2.3)	(12.2)	(17.2)
Net Income	(145.1)	(74.9)	646.6

Net Debt	2,334.9	2,639.9	659.3
Capital Employed	3,342.0	3,168.0	3,149.4

*	Previous periods are not restated as per IFRS 15 guidelines

Key Segment Figures - First Quarter 2018

In million $	First Quarter 2017	Fourth Quarter 2017	First Quarter 2018
Segment Revenue	249.4	400.7	294.7

Segment EBITDAs	28.7	134.1	53.0
Group EBITDAs margin	11.5%	33.5%	18.0%

Segment Operating Income	(67.2)	17.5	(22.3)
Opinc margin	(26.9)%	4.4%	(7.6)%
Non-recurring charges (NRC)	(29.7)	(25.5)	(33.9)
IFRS 15 adjustment	na	na	(10.9)
IFRS Operating Income	(96.9)	(8.0)	(67.1)

Equity from investments	2.5	(8.9)	1.3
Net Financial Costs current part	(48.4)	(45.8)	(30.4)
Non-recurring financial items	0	0	760.0
Income Taxes	(2.3)	(12.2)	(17.2)
Net Income	(145.1)	(74.9)	646.6

Segment Operating Cash Flow	34.4	143.4	62.8
IFRS Operating Cash Flow	(10.8)	117.0	7.1
Segment Free Cash Flow	(74.3)	13.4	(39.9)
IFRS Free Cash Flow	(119.5)	(13.0)	(95.6)
Net Debt	2,334.9	2,639.9	659.3
Capital Employed	3,342.0	3,168.0	3,179.7

Key figures bridge: Segment to IFRS - First Quarter 2018

Q1 2018 P&L items In million $	Segment figures	IFRS 15 adjustments	NRC* adjustments	IFRS figures
Total Revenue	294.7	(49.1)	0	245.6
OPINC	(22.3)	(10.9)	(33.9)	(67.1)

Q1 2018 Cash Flow Statement items In million $	Segment figures	IFRS 15 adjustments	NRC adjustments	IFRS figures
EBITDAs	53.0	(49.1)	(33.9)	(30.0)
Change in Working Capital & Provisions	31.0	49.1	(21.8)	58.3
Cash Flow from Operations	62.8	0	(55.7)	7.1

Opening Balance Sheet - January 1st 2018 In million $	Segment figures	IFRS 15 adjustments	NRC adjustments	IFRS figures
MC Data Library NBV	831.2	119.4	0	950.6
Other current liabilities	123.1	130.6	0	253.7

Closing Balance Sheet - March 31st 2018 In million $	Segment figures	IFRS 15 adjustments	NRC adjustments	IFRS figures
MC Data Library NBV	853.9	157.6	0	1,011.5
Other current liabilities	104.9	153.1	0	258.0

*	Non-recurring charges linked to Transformation Plan and Financial Restructuring

First Quarter 2018 Financial Results by Operating Segment and before non-recurring charges

Geology, Geophysics & Reservoir (GGR)

GGR In million $	First Quarter 2017	Fourth Quarter 2017	First Quarter 2018	Variation Year-on- year		Variation Quarter- to- quarter
Segment Revenue	158.0	255.0	185.1	17%		(27)%
Multi-Client	72.2	158.6	84.4	17%		(47)%
Prefunding	53.2	72.1	49.2	(8)%		(32)%
After-Sales	19.0	86.5	35.2	85%		(59)%
Subsurface Imaging & Reservoir (SIR)	85.8	96.4	100.7	17%		4%

Segment EBITDAs	80.2	164.5	96.9	21%		(41)%
Margin	50.8%	64.5%	52.4%	160	bps	na

Segment Operating Income	18.3	63.3	38.4	110%		(39)%
Margin	11.6%	24.8%	20.7%	910	bps	(410)	bps

Equity from Investments	0	(0.2)	(0.5)	na		(150)%

Capital Employed (in billion $)	2.3	2.2	2.2	na		na

GGR Segment Revenue was $185 million, up 17% year-on-year and down 27% sequentially.

•	Multi-Client revenue was $84 million, up 17% year-on-year and down 47% sequentially. 44% of the fleet was allocated to multi-client programs compared to 29% in Q1 2017 and 75% in Q4 2017. Multi-client sales were the highest in Brazil and North Sea.

•	Prefunding revenue was $49 million, down 8% year-on-year and 32% sequentially. Multi-client cash capex was at $62 million, up 28% year-on-year and down 30% sequentially. The cash prefunding rate was at 79% versus 110% in Q1 2017 and 82% in Q4 2017.

•	After-sales were $35 million, up 85% year-on-year and down 59% sequentially.

•	Subsurface Imaging & Reservoir revenue was $101 million, up 17% year-on-year and 4% sequentially, with all businesses on track.

GGR Segment EBITDAs was $97 million, a 52.4% margin.

GGR Segment Operating Income was $38 million, a 20.7% margin. The multi-client depreciation rate totaled 53%, leading to a library Net Book Value of $854 million at the end of March 2018, split 89% offshore and 11% onshore.

GGR Capital Employed was stable at $2.2 billion at the end of March 2018.

Equipment

Equipment In million $	First Quarter 2017	Fourth Quarter 2017	First Quarter 2018	Variation Year-on- year	Variation Quarter-to- quarter
Segment Revenue	32.4	116.0	65.7	103%	(43)%
External Revenue	25.6	105.9	49.2	92%	(54)%
Internal Revenue	6.8	10.1	16.5	143%	63%

Segment EBITDAs	(8.7)	16.4	(2.6)	70%	(116)%
Margin	(26.9)%	14.1%	(4.0)%	na	na

Segment Operating Income	(16.4)	8.9	(9.9)	40%	(211)%
Margin	(50.6)%	7.7%	(15.1)%	na	na

Capital Employed (in billion $)	0.6	0.6	0.6	na	na

Equipment Segment Revenue was $66 million, up 103% year-on-year and down 43% sequentially.

External sales were $49 million, up 92% year-on-year (down 54% sequentially) showing sign of a stronger market, especially on the Land side.

Internal sales were up at $17m, compared to $7m in Q1 2017.

Land equipment sales represented 78% of total sales, compared to 58% in the first quarter of 2017, driven notably by Unite deliveries.

Marine equipment sales represented 22% of total sales, compared to 42% in the first quarter of 2017, driven notably by various sentinel sections deliveries.

Equipment Segment EBITDAs was $(3) million, a margin of (4.0)%.

Equipment Segment Operating Income was $(10) million, a margin of (15.1)% notably due to an unfavorable mix product.

Equipment Capital Employed was stable at $0.6 billion at the end of March 2018.

Contractual Data Acquisition

Contractual Data Acquisition In million $	First Quarter 2017	Fourth Quarter 2017	First Quarter 2018	Variation Year-on- year		Variation Quarter-to- quarter
Segment Revenue	66.5	41.5	61.3	(8)%		48%
External Revenue	65.8	39.8	60.4	(8)%		52%
Internal Revenue	0.7	1.7	0.9	29%		(47)%
Total Marine Acquisition	44.6	9.9	28.9	(35)%		192%
Total Land and Multi-Physics Acquisition	21.9	31.6	32.4	48%		3%

Segment EBITDAs	(25.2)	(26.3)	(25.1)	0%		5%
Margin	(37.9)%	(63.4)%	(40.9)%	(300	) bps	na

Segment Operating Income	(38.6)	(33.0)	(34.4)	11%		(4)%
Margin	(58.0)%	(79.5)%	(56.1)%	190	bps	na

Equity from Investments	2.5	(5.8)	5.3	112%		191%

Capital Employed (in billion $)	0.4	0.3	0.3	na		na

Contractual Data Acquisition Segment Revenue was $61 million, down 8% year-on-year and up 48% sequentially.

•	Marine Contractual Data Acquisition revenue was $29 million, down 35% year-on-year and up 192% sequentially.

Our vessel availability rate was 93%. This compares to 91% in the first quarter of 2017 and 82% in the fourth quarter of 2017. Our vessel production rate was 96%. This compares to 98% in the first quarter of 2017 and 97% in the fourth quarter of 2017.

The decrease in revenue can be explained by the higher dedication to multi-client surveys, as 44% of the fleet was dedicated to multi-client programs versus 29% in the first quarter of 2017 (75% in the fourth quarter of 2017) and different type of contract this quarter. In Q1 2017, we were executing a large contract for Pemex with high-end multi-source vessel setup.

•	Land and Multi-Physics Data Acquisition revenue was $32 million, up 48% year-on-year and 3% sequentially. Land and Airborne continued to recover from a very low point in Q1 2017.

Contractual Data Acquisition Segment EBITDAs was $(25) million.

Contractual Data Acquisition Segment Operating Income was $(34) million. Contractual Data Acquisition activities continued to suffer from a competitive market in marine. Weather downtimes and more specifically an earthquake in Papua New Guinea affecting Land surveys operations, further impacted activities.

The equity from investments contribution can mainly be explained by the positive contribution from the ARGAS and SBGS JVs this quarter.

Contractual Data Acquisition Capital Employed was stable at $0.3 billion at the end of March 2018.

Non-Operated Resources

Non-Operated Resources In million $	First Quarter 2017	Fourth Quarter 2017	First Quarter 2018	Variation Year-on- year	Variation Quarter- to- quarter
Segment EBITDAs	(8.0)	(2.8)	(7.0)	13%	(150)%
Segment Operating Income	(20.3)	(4.1)	(7.0)	66%	(71)%
Equity from Investments	0	(2.9)	(3.5)	na	(21)%
Capital Employed (in billion $)	0	0.1	0.1	na	na

The Non-Operated Resources Segment comprises, in terms of EBITDAs and Operating Income, the costs relating to non-operated resources.

Non-Operated Resources Segment EBITDAs was $(7) million, including the restart costs of one vessel (Caribbean).

Non-Operated Resources Segment Operating Income was $(7) million.

The equity from investments includes the impact of 50% of the Global Seismic Shipping (GSS) JV, which we own with Eidesvik. Seven vessels were transferred to GSS in Q2 2017: three are in operations for CGG, three are cold-stacked and one will come back in operations during Q2 2018.

Non-Operated Resources Capital Employed was stable at $0.1 billion at the end of March 2018.

First Quarter 2018 Financial Results

Consolidated Income Statements In Million $	First Quarter 2017	Fourth Quarter 2017	First Quarter 2018	Variation Year-on- year	Variation Quarter-to- quarter
Exchange rate euro/dollar	1.06	1.18	1.22	na	na
Segment Revenue	249.4	400.7	294.7	18%	(26)%
GGR	158.0	255.0	185.1	17%	(27)%
Equipment	32.4	116.0	65.7	103%	(43)%
Contractual Data Acquisition	66.5	41.5	61.3	(8)%	48%
Elimination	(7.5)	(11.8)	(17.4)	na	Na

Gross Margin	(26.5)	58.0	18.0	168%	(69)%

Segment EBITDAs	28.7	134.1	53.0	85%	(60)%
GGR	80.2	164.5	96.9	21%	(41)%
Equipment	(8.7)	16.4	(2.6)	70%	(116)%
Contractual Data Acquisition	(25.2)	(26.3)	(25.1)	0%	5%
Non-Operated Resources	(8.0)	(2.8)	(7.0)	13%	(150)%
Corporate	(8.1)	(13.8)	(8.1)	0%	(41)%
Eliminations	(1.5)	(3.9)	(1.1)	na	na
NRC before impairment	(29.7)	(25.5)	(33.9)	14%	33%

Segment Operating Income	(67.2)	17.5	(22.3)	67%	(227)%
GGR	18.3	63.3	38.4	110%	(39)%
Equipment	(16.4)	8.9	(9.9)	40%	(211)%
Contractual Data Acquisition	(38.6)	(33.0)	(34.4)	11%	(4)%
Non-Operated Resources	(20.3)	(4.1)	(7.0)	66%	(71)%
Corporate	(8.1)	(13.8)	(8.1)	0%	(41)%
Eliminations	(2.1)	(3.8)	(1.3)	na	na
NRC	(29.7)	(25.5)	(33.9)	14%	33%
IFRS 15 adjustment	na	na	(10.9)	na	na
IFRS Operating Income	(96.9)	(8.0)	(67.1)	31%	(739)%

Net Financial Costs current part	(48.4)	(45.8)	(30.4)	(37)%	(34)%
Non-Recurring Financial Items	0	0	760.0	na	na
Income Taxes	(2.3)	(12.2)	(17.2)	648%	41%

Equity from Investments	2.5	(8.9)	1.3	(48)%	115%

Net Income	(145.1)	(74.9)	646.6	na	na
Shareholder’s Net Income	(144.1)	(76.9)	645.2	na	na
Earnings per share in $	(3.13)	(1.67)	2.05	na	na
Earnings per share in €	(2.94)	(1.36)	1.68	na	na

Segment Revenue was $295 million, up 18% year-on-year and down 26% sequentially. The respective contributions from the Group’s businesses were 63% from GGR, 17% from Equipment and 20% from Contractual Data Acquisition.

Segment EBITDAs was $53 million, an 18.0% margin, and $19 million after $(34) million of Non-Recurring Charges (NRC).

Segment Operating Income was $(22) million, a (7.6)% margin, and $(56) million after $(34) million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $(15) million.

Total non-recurring charges (NRC) were $34 million, split as such:

•	$13 million of professional fees mainly linked to the financial restructuring; and

•	$21 million of other costs related to our Transformation Plan.

IFRS 15 adjustment at operating income level was $(11) million.

IFRS Operating Income, after NRC and IFRS 15 adjustment, was $(67) million.

Equity from Investments contribution was $1 million this quarter.

Net financial costs for the current part were $30 million:

•	Cost of debt was $33 million. The total amount of interest paid during the quarter was $14 million

•	Other financial items were positive $3 million

Non-recurring financial items (NRFI) were positive $760 million:

•	Mainly due to the strong positive $771 million financial restructuring impact; and

•	$(11) million first lien refinancing costs (on a prorata temporis basis)

Income Taxes were $17 million.

Net Income was $647 million.

After minority interests, Net Income attributable to the owners of CGG was a gain of $645 million / €528 million.

Cash Flow

Cash Flow Statements In Million $	First Quarter 2017	Fourth Quarter 2017	First Quarter 2018	Variation Year-on- year	Variation Quarter- to-quarter
Segment EBITDAs	28.7	134.1	53.0	85%	(60)%
Net tax paid	(3.1)	1.9	(2.9)	(6)%	(253)%
Segment Change in Working Capital & Provisions	13.9	13.4	31.0	123%	131%
Other items	(5.1)	(6.0)	(18.3)	(259)%	(205)%
Segment Operating Cash Flow	34.4	143.4	62.8	83%	(56)%

Paid Cost of Debt	(44.2)	(12.8)	(14.1)	(68)%	10%
Capex (including change in fixed assets payables)	(67.7)	(120.0)	(90.5)	34%	(25)%
Industrial	(12.9)	(18.9)	(20.5)	59%	8%
R&D	(6.5)	(12.1)	(8.0)	23%	(34)%
Multi-Client (Cash)	(48.3)	(89.0)	(62.0)	28%	(30)%
Marine MC	(36.9)	(74.0)	(53.3)	44%	(28)%
Land MC	(11.4)	(15.0)	(8.7)	(24)%	(42)%
Proceeds from disposals of assets	3.2	2.8	1.9	(41)%	(32)%

Segment Free Cash Flow	(74.3)	13.4	(39.9)	46%	(398)%
Cash NRC	(45.2)	(26.4)	(55.7)	23%	111%
IFRS Free Cash Flow	(119.5)	(13.0)	(95.6)	20%	(635)%

Non Cash Cost of Debt and Other Financial Items	(2.6)	(35.6)	(19.1)	(635)%	46%
Specific items	(3.0)	(3.3)	2.7	190%	182%
Net proceeds from capital increase	0	0	127.2	na	na
FX Impact	(10.0)	(17.3)	0.4	104%	102%
Other variance non cash	111.8	0	1,965.0	na	na
Change in Net Debt	(23.3)	(69.2)	1,980.6	na	na

Net debt	2,334.9	2,639.9	659.3	(72)%	(75)%

Segment Operating Cash Flow was $63 million compared to $34 million for the first quarter of 2017. Including cash Non-Recurring Charges, the IFRS Operating Cash Flow was $7 million.

Global Capex was $94 million, up 37% year-on-year and down 24% sequentially.

•	Industrial capex was $24 million, up 76% year-on-year and 5% sequentially

•	Research & Development capex was $8 million, up 23% year-on-year and down 34% sequentially

•	Multi-client cash capex was $62 million, up 28% year-on-year and down 30% sequentially

After the payment of interest expenses and Capex, Segment Free Cash Flow was at $(40) million compared to $(74) million for the first quarter of 2017. After cash NRC, mainly linked to the payment of financial restructuring fees, IFRS Free Cash Flow was at $(96) million.

Balance Sheet

Group gross debt was $1.197 billion at the end of March 2018. Available cash was $538 million and Group net debt was $659 Million.

The Group’s liquidity amounted to $538 million at the end of March 2018.

Following the issuance of New Shares, Creditor Shares 1 and Creditor Shares 2, the Company’s share capital as of February 21, 2018 amounted to €5,785,750.02, divided into 578,575,002 shares with a nominal value of €0.01 per share.

Financial restructuring impacts: in the first quarter 2018, the settlement-delivery of all securities and instruments resulted in a total equity increase of $2,081 million, split as such:

•	a $759 million gain in our consolidated statement of operations

•	an increase by $1,323 million in equity through the issuance of new shares (coming from the equitization of the unsecured debt, the rights issue and the future exercise of warrants #3, coordination warrants and backstop warrants).

Q1 2018 Conference call

An English language analysts’ conference call is scheduled today at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at: www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts, please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in UK call-in Access code	+33(0) 1 76 77 22 74 +44(0) 330 336 9105 6971367

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of US$, unless indicated	March 31, 2018	December 31, 2017
ASSETS
Cash and cash equivalents	538.1	315.4
Trade accounts and notes receivable, net (2)	402.5	522.6
Inventories and work-in-progress, net	246.9	239.3
Income tax assets	65.0	61.6
Other current assets, net	123.4	117.0
Assets held for sale, net	14.6	14.6
Total current assets	1,390.5	1,270.5
Deferred tax assets (2)	21.8	21.9
Investments and other financial assets, net	61.9	62.6
Investments in companies under equity method	194.0	192.7
Property, plant and equipment, net	331.1	330.3
Intangible assets, net (2)	1,327.5	1,152.2
Goodwill, net	1,236.9	1,234.0
Total non-current assets	3,173.2	2,993.7
TOTAL ASSETS	4,563.7	4,264.2
LIABILITIES AND EQUITY
Bank overdrafts	0.1	0.2
Current portion of financial debt (1)	18.4	2,902.8
Trade accounts and notes payables	166.9	169.9
Accrued payroll costs	132.4	153.6
Income taxes payable	40.2	38.7
Advance billings to customers	21.2	25.9
Provisions — current portion	56.3	58.3
Current liabilities associated with funded receivables	9.8	9.8
Other current liabilities (2)	258.0	123.1
Total current liabilities	703.3	3,482.3
Deferred tax liabilities (2)	55.1	62.0
Provisions — non-current portion	118.6	121.6
Financial debt (1)	1,178.9	52.3
Other non-current liabilities	17.7	17.9
Total non-current liabilities	1,370.3	253.8
Common stock 1,553,690,491 shares authorized and 685,408,097 shares with a €0.01 nominal value issued and outstanding at March 31,2018 and 22,133,149 at December 31, 2017	8.4	20.3
Additional paid-in capital (1)	3,184.4	1,850.0
Retained earnings (1) (2)	(729.9)	(1,354.6)
Other Reserves	41.8	37.6
Treasury shares	(20.1)	(20.1)
Cumulative income and expense recognized directly in equity	(0.8)	(0.8)
Cumulative translation adjustment	(35.7)	(43.3)
Equity attributable to owners of CGG SA	2,448.1	489.1
Non-controlling interests	42.0	39.0
Total equity (1)	2,490.1	528.1
TOTAL LIABILITIES AND EQUITY	4,563.7	4,264.2

Closing rates were US$1.2321 per € and US$1.1993 per € for March 31, 2018 and December 31, 2017, respectively.

(1)	See note 2 of our interim financial statements for more information regarding the impact of our financial restructuring on February 21, 2018, on the financial debt and on the equity as of December 31, 2017.
(2)	See note 1 and note 3 of our interim financial statements for more information regarding the impact of “IFRS 15 – revenues from contracts with customers”.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended March 31,
Amounts in millions of US$, except per share data or unless indicated	2018	2017
Operating revenues (1)	245.6	249.4
Other income from ordinary activities	0.3	0.4
Total income from ordinary activities	245.9	249.8
Cost of operations (1)	(238.8)	(276.3)
Gross profit	7.1	(26.5)
Research and development expenses, net	(7.3)	(8.2)
Marketing and selling expenses	(13.0)	(13.1)
General and administrative expenses	(21.1)	(20.2)
Other revenues (expenses), net	(32.8)	(28.9)
Operating income	(67.1)	(96.9)
Expenses related to financial debt	(34.1)	(47.7)
Income provided by cash and cash equivalents	0.9	0.9
Cost of financial debt, net	(33.2)	(46.8)
Other financial income (loss) (2)	762.8	(1.6)
Income (loss) of consolidated companies before income taxes	662.5	(145.3)
Income taxes (1)	(17.2)	(2.3)
Net income (loss) from consolidated companies	645.3	(147.6)
Share of income (loss) in companies accounted for under equity method	1.3	2.5
Net income (loss)	646.6	(145.1)
Attributable to :
Owners of CGG SA	$645.2	(144.1)
Owners of CGG SA (3)	€528.1	(135.6)
Non-controlling interests	$1.4	(1.0)

Weighted average number of shares outstanding (4)	314,214,031	46,038,287
Dilutive potential shares from stock-options (5)	—	—
Dilutive potential shares from performance share plans (5)	—	—
Dilutive potential shares from convertible bonds	—	—
Dilutive potential shares from warrants	19,391,416	—
Dilutive weighted average number of shares outstanding adjusted when dilutive (4)	333,605,447	46,038,287
Net income (loss) per share
Basic	$2.05	(3.13)
Basic (3)	€1.68	(2.94)
Diluted	$1.93	(3.13)
Diluted (3)	€1.58	(2.94)

(1)	Refer to note 1 and 3 of our interim financial statements for information regarding the impact of “IFRS 15 – revenues from contracts with customers”.
(2)	Refer to note 2 of our interim financial statements for information regarding the impact of our financial restructuring.
(3)	Converted at the average exchange rate of US$1.2218 and US$1.0630 per € for the periods ended March 31, 2018 and 2017, respectively.
(4)	As a result of the February 21, 2018 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2017 has been adjusted retrospectively. The number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(5)	As our 2017 net result was a loss, stock options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted loss per share.

UNAUDITED ANALYSIS BY SEGMENT

	Three months ended March 31, 2018
In millions of US$, except for assets and capital employed in billions of US$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Segment figures	IFRS 15 adjustments	Transformation Plan / Financial restructuring	Consolidated Total / As reported
Revenues from unaffiliated customers	60.4	—	185.1	49.2	—	294.7	(49.1)	—	245.6
Inter-segment revenues	0.9	—	—	16.5	(17.4)	—	—	—	—
Operating revenues	61.3	—	185.1	65.7	(17.4)	294.7	(49.1)	—	245.6
Depreciation and amortization (excluding multi-client surveys)	(9.2)	—	(19.3)	(7.3)	(0.1)	(35.9)	—	—	(35.9)
Depreciation and amortization of multi-client surveys	—	—	(44.6)	—	—	(44.6)	38.2	—	(6.4)
Operating income (2)	(34.4)	(7.0)	38.4	(9.9)	(9.4)	(22.3)	(10.9)	(33.9)	(67.1)
EBITDAS	(25.1)	(7.0)	96.9	(2.6)	(9.2)	53.0	(49.1)	(33.9)	(30.0)
Share of income in companies accounted for under equity method (1)	5.3	(3.5)	(0.5)	—	—	1.3	—	—	1.3
Earnings Before Interest and Tax (2)	(29.1)	(10.5)	37.9	(9.9)	(9.4)	(21.0)	(10.9)	(33.9)	(65.8)
Capital expenditures (excluding multi-client surveys) (3)	14.7	—	14.9	2.1	(3.2)	28.5	—	—	28.5
Investments in multi-client surveys, net cash	—	—	62.0	—	—	62.0	—	—	62.0
Capital employed	0.3	0.1	2.2	0.6	—	3.2	(0.1)	—	3.1
Total identifiable assets	0.5	0.1	2.6	0.6	—	3.8	0.1	—	3.9

	Three months ended March 31, 2017
In millions of US$, except for assets and capital employed in billions of US$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Segment figures		Transformation Plan	Consolidated Total / As reported
Revenues from unaffiliated customers	65.8	—	158.0	25.6	—	249.4		—	249.4
Inter-segment revenues	0.7	—	—	6.8	(7.5)	—		—	—
Operating revenues	66.5	—	158.0	32.4	(7.5)	249.4		—	249.4
Depreciation and amortization (excluding multi-client surveys)	(13.4)	(12.3)	(19.4)	(7.6)	(0.2)	(52.9)		—	(52.9)
Depreciation and amortization of multi-client surveys	—	—	(47.7)	—	—	(47.7)		—	(47.7)
Operating income (2)	(38.6)	(20.3)	18.3	(16.4)	(10.2)	(67.2)		(29.7)	(96.9)
EBITDAS	(25.2)	(8.0)	80.2	(8.7)	(9.6)	28.7		(29.7)	(1.0)
Share of income in companies accounted for under equity method (1)	2.5	—	—	—	—	2.5		—	2.5
Earnings Before Interest and Tax (2)	(36.1)	(20.3)	18.3	(16.4)	(10.2)	(64.7)		(29.7)	(94.4)
Capital expenditures (excluding multi-client surveys) (3)	4.6	—	11.2	3.1	0.5	19.4		—	19.4
Investments in multi-client surveys, net cash	—	—	48.3	—	—	48.3		—	48.3
Capital employed	0.4	—	2.3	0.6	—	3.3		—	3.3
Total identifiable assets	0.6	0.4	2.5	0.6	0.1	4.2		—	4.2

(1)	Share of operating results of companies accounted for under equity method was US$3.9 million and US$3.7 million for the three months ended March 31, 2018 and 2017, respectively.
(2)	For the three months ended March 31, 2018, “eliminations and other” includes US$(8.1) million of general corporate expenses and US$(1.3) million of intra-group margin. For the three months ended March 31, 2017, “eliminations and other” included US$(8.1) million of general corporate expenses and US$(2.1) million of intra-group margin.
(3)	Capital expenditures include capitalized development costs of US$(8.0) million and US$(6.5) million for the three months ended March 31, 2018 and 2017, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
Amounts in millions of US$	2018	2017
OPERATING
Net income (loss) (1)	646.6	(145.1)
Depreciation and amortization	35.9	52.9
Multi-client surveys depreciation and amortization (1)	6.4	47.7
Depreciation and amortization capitalized in multi-client surveys	(5.5)	(5.4)
Variance on provisions	(7.2)	(29.1)
Stock based compensation expenses	0.3	0.7
Net (gain) loss on disposal of fixed and financial assets	(1.2)	(0.8)
Equity (income) loss of investees	(1.3)	(2.5)
Dividends received from investments in companies under equity method	—	—
Other non-cash items	(779.9)	12.0
Net cash-flow including net cost of financial debt and income tax	(105.9)	(69.6)
Less net cost of financial debt	33.2	46.8
Less income tax expense (1)	17.2	2.3
Net cash-flow excluding net cost of financial debt and income tax	(55.5)	(20.5)
Income tax paid	(2.9)	(3.1)
Net cash-flow before changes in working capital	(58.4)	(23.6)
Change in working capital	65.5	12.8
- change in trade accounts and notes receivable (1)	124.3	71.3
- change in inventories and work-in-progress	2.5	(7.6)
- change in other current assets	(7.7)	(17.6)
- change in trade accounts and notes payable	(15.6)	(3.0)
- change in other current liabilities	(38.0)	(27.1)
- impact of changes in exchange rate on financial items	—	(3.2)
Net cash-flow provided by operating activities	7.1	(10.8)
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(28.5)	(19.4)
Investment in multi-client surveys, net cash	(62.0)	(48.3)
Proceeds from disposals of tangible and intangible assets	1.9	3.2
Total net proceeds from financial assets	—	4.5
Acquisition of investments, net of cash and cash equivalents acquired	—	—
Variation in loans granted	(0.2)	(0.7)
Variation in subsidies for capital expenditures	—	—
Variation in other non-current financial assets	1.4	(0.6)
Net cash-flow used in investing activities	(87.4)	(61.3)
FINANCING
Repayment of long-term debt	(150.3)	(25.3)
Total issuance of long-term debt	336.5	2.3
Lease repayments	(1.5)	(1.6)
Change in short-term loans	(0.2)	(1.5)
Financial expenses paid	(14.1)	(44.2)
Net proceeds from capital increase:
— from shareholders	128.7	—
— from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements:
— to shareholders	—	—
— to non-controlling interests of integrated companies	—	—
Acquisition/disposal from treasury shares	—	—
Net cash-flow provided by (used in) financing activities	299.1	(70.3)
Effects of exchange rates on cash	3.9	2.2
Impact of changes in consolidation scope	—	(7.5)
Net increase (decrease) in cash and cash equivalents	222.7	(147.7)
Cash and cash equivalents at beginning of year	315.4	538.8
Cash and cash equivalents at end of period	538.1	391.1

(1)	See note 1 and note 3 of our interim financial statements for more information regarding the impact of “IFRS 15 – revenues from contracts with customers”.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 17, 2018	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer